July 27, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Real Estate Contacts, Inc.
Amendment No.1 to Registration Statement
on Form S-l Filed July 20, 2011 File No. 333-174905

Dear Mr. McTiernan,

We represent Real Estate Contacts, Inc. (“Real Estate Contacts” or, the “Company,” “we,” “us,” or “our”).  By letter dated July 27, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on July 20, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Revenue and Expenses Forecast for 2012 through 2015. page 14

1.
We note your response to comment seven of our comment letter dated July 11, 2011 and your revisions to your filing. Your forecast disclosure still does not comply with Item 10(b) of Regulation S-K. Please remove this forecast or revise your filing accordingly.

Response:	The Company has removed the forecast disclosure.

Results of Operations, page 16

2.	We note your response to comment 8 of our comment letter dated July 11, 2011. Please revise your disclosure to indicate that the $0 recorded is for the year ended December 31, 2009.

Response:	The disclosure has been revised to indicate that $0 recorded is for the year ended December 31, 2009

Item 15. Recent Sales of Unregistered Securities, page 11-1

3.
We note your response to comment 15 of our comment letter dated July 11, 2011. Please revise this section to include the shares issued to Mr. DeAngelis as deferred salaries or provide a detailed analysis as to why Item 701 of Regulation S-K does not apply to such issuance.

Response:	The issuance of shares to Mr. DeAngelis has been disclosed to comply with Item 701 of Regulation S-K.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
      Gregg E. Jaclin